Exhibit 99.3

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2016 and 2015

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the consolidated financial statements and accompanying notes (the Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the year ended December 31, 2016. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which can vary from those of the US. This MD&A provides information for the year ended December 31, 2016, based on information available to management as of February 9, 2017.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Year ended December 31 (millions of dollars, except as otherwise noted)	2016	2015	Change
Revenues	6,502	6,529	(0.4%	)
Purchased power	3,427	3,450	(0.7%	)
Revenues, net of purchased power	3,075	3,079	(0.1%	)
Operation, maintenance and administration costs	1,043	1,130	(7.7%	)
Depreciation and amortization	769	757	1.6%
Financing charges	392	376	4.3%
Income tax expense	135	114	18.4%
Net income attributable to common shareholder of Hydro One	730	679	7.5%

Basic and diluted earnings per common share (EPS)	$5,132	$6,340	(19.1%	)

Net cash from (used in) operating activities	1,668	(1,254)	233.0%
Adjusted net cash from operating activities[1]	1,668	1,544	8.0%

Funds from (used in) operations (FFO)[1]	1,491	(1,464)	201.8%
Adjusted FFO[1]	1,491	1,334	11.8%

Capital investments	1,691	1,662	1.7%
Assets placed in-service	1,599	1,471	8.7%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,690	20,344	1.7%
Distribution: Electricity distributed to Hydro One customers (GWh)	26,289	28,764	(8.6%	)

December 31	2016	2015
Debt to capitalization ratio[2]	52.9%	50.9%

[1]	See section “Non-GAAP Measures” for description and reconciliation of adjusted net cash from operating activities, FFO and Adjusted FFO.
[2]	Debt to capitalization ratio has been calculated as total debt (includes total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder’s equity, including preferred shares but excluding any amounts related to noncontrolling interest.

OVERVIEW

Hydro One is the largest electricity transmission and distribution company in Ontario. Hydro One owns and operates substantially all of Ontario’s electricity transmission network, and an approximately 123,000 circuit km low-voltage distribution network. Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business.

Transmission Segment

Hydro One’s transmission business owns, operates and maintains Hydro One’s transmission system, which accounts for approximately 98% of Ontario’s transmission capacity based on revenue approved by the Ontario Energy Board (OEB). The Transmission Business consists of the transmission system operated by the Company’s subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (formerly Great Lakes Power Transmission LP (Great Lakes Power)), as well as a 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line. The Company’s transmission business is a rate-regulated business that earns revenues mainly from charging transmission rates that are approved by the OEB. The transmission business represented approximately 52% of the Company’s total assets as at December 31, 2016, and approximately 52% of its 2016 revenues, net of purchased power.

1

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

	2016	2015
Electricity transmitted[1] (MWh)	136,989,747	137,011,780
Transmission lines spanning the province (circuit-kilometres)	30,259	29,355
Rate base (millions of dollars)	10,775	10,175
Capital investments (millions of dollars)	988	943
Assets placed in-service (millions of dollars)	937	696

[1]	Electricity transmitted represents total electricity transmission in Ontario by all transmitters.

Distribution Segment

Hydro One’s distribution business is the largest in Ontario and consists of the distribution system operated by the Company’s subsidiaries Hydro One Networks and Hydro One Remote Communities Inc. The Company’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that are approved by the OEB. The distribution business represented approximately 37% of the Company’s total assets as at December 31, 2016, and approximately 48% of its 2016 revenues, net of purchased power.

	2016	2015
Electricity distributed to Hydro One customers (GWh)	26,289	28,764
Electricity distributed through Hydro One lines (GWh)[1]	37,394	40,721
Distribution lines spanning the province (circuit-kilometres)	122,599	123,425
Distribution customers (number of customers)	1,355,302	1,347,231
Rate base (millions of dollars)	7,056	6,739
Capital investments (millions of dollars)	703	711
Assets placed in-service (millions of dollars)	662	775

[1]	Units distributed through Hydro One lines represent total distribution system requirements and include electricity distributed to consumers who purchased power directly from the Independent Electricity System Operator (IESO).

Other Business Segment

Hydro One’s other business segment consists of certain corporate activities. This segment represented approximately 11% of Hydro One’s total assets as at December 31, 2016, and none of its 2016 revenues.

PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS

Transmission Revenues

Transmission revenues primarily consist of the Company’s transmission rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One’s high-voltage network. Transmission rates are designed to generate revenues necessary to construct, upgrade, extend and support a transmission system with sufficient capacity to accommodate maximum forecasted demand and a regulated return on the Company’s investment. Peak electricity demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting electricity to markets outside of Ontario. Ancillary revenues include revenues from providing maintenance services to power generators and from third-party land use.

Distribution Revenues

Distribution revenues include the distribution rates approved by the OEB and amounts to recover the cost of purchased power used by the customers of the distribution business. Distribution rates are designed to generate revenues necessary to construct and support the local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company’s investment. Accordingly, distribution revenues are influenced by distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as miscellaneous revenues such as charges for late payments.

Purchased Power Costs

Purchased power costs are incurred by the distribution business and represent the cost of the electricity purchased by the Company for delivery to customers within Hydro One’s distribution service territory. These costs comprise the wholesale commodity cost of energy, in addition to wholesale market service and transmission charges levied by the IESO. Hydro One passes the cost of electricity that it delivers to its customers, and is therefore not exposed to wholesale electricity commodity price risk.

2

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Operation, Maintenance and Administration Costs

Operation, maintenance and administration (OM&A) costs are incurred to support the operation and maintenance of the transmission and distribution systems, and other costs such as property taxes related to transmission and distribution lines, stations and buildings. Transmission OM&A costs are incurred to sustain the Company’s high-voltage transmission stations, lines and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and forestry control to maintain safe distance between line spans and trees. Distribution OM&A costs are required to maintain the Company’s low-voltage distribution system, and include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and repair, as well as land assessment and remediation. Hydro One manages its costs through ongoing efficiency and productivity initiatives, while continuing to complete planned work programs associated with the development and maintenance of its transmission and distribution networks.

Depreciation and Amortization

Depreciation and amortization costs relate primarily to depreciation of the Company’s property, plant and equipment, and amortization of certain intangible assets and regulatory assets. Depreciation and amortization also includes the costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded on the balance sheet.

Financing Charges

Financing charges relate to the Company’s financing activities, and include interest expense on the Company’s long-term debt and short-term borrowings, gains and losses on interest rate swap agreements, net of interest earned on short-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment associated with the periods during which such assets are under construction before being placed in-service.

Income Taxes

Hydro One and its subsidiaries were exempt from regular Canadian federal and Ontario income tax (Federal Tax Regime) and instead paid an equivalent amount referred to as payments in lieu of corporate income taxes (PILs) to the Ontario Electricity Financial Corporation (OEFC) under the Electricity Act (PILs Regime) until October 2015. Since then, Hydro One and its subsidiaries have been subject to the Federal Tax Regime.

RESULTS OF OPERATIONS

Net Income

Net income attributable to common shareholder for the year ended December 31, 2016 was $730 million, an increase of 7.5% from the prior year. Earnings were positively affected by lower OM&A and higher revenues net of purchased power. These positive effects were partly offset by non-recurring items related to the Company’s IPO in 2015, namely an increase in the effective tax rate primarily driven by IPO-related tax benefit of $9 million recorded in 2015 and divestiture of Hydro One Brampton Inc. (Hydro One Brampton) in 2015. Excluding these IPO-related effects, net income increased by 12.5%.

Revenues

Year ended December 31 (millions of dollars, except as otherwise noted)	2016	2015	Change
Transmission	1,587	1,536	3.3%
Distribution	4,915	4,949	(0.7%	)
Other	—	44	(100.0%	)

	6,502	6,529	(0.4%	)

Transmission volumes: Average monthly Ontario 60-minute peak demand (MW)	20,690	20,344	1.7%
Distribution volumes: Electricity distributed to Hydro One customers (GWh)	26,289	28,764	(8.6%	)

Transmission Revenues

Transmission revenues increased by 3.3% in 2016 primarily due to the following:

•	prior year revenues were affected by a regulatory driven reduction of $28 million related to differences between actual and forecast province-wide conservation and demand management savings during 2014, which did not recur in 2016;

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

•	higher average monthly Ontario 60-minute peak demand mainly due to warmer weather in the second and third quarters of 2016, as well as the impact of several extremely cold days that more than offset the overall milder weather in the fourth quarter of 2016; and

•	increased OEB-approved transmission rates for 2016.

Distribution Revenues

Distribution revenues decreased by 0.7% in 2016 primarily due to the following:

•	the divestiture of Hydro One Brampton in August 2015, which also caused the majority of the decrease in distribution volumes; and

•	lower overall energy consumption resulting from milder weather in the first and fourth quarters of 2016; partially offset by

•	higher power costs from generators that are passed on to customers, excluding the impact of divestiture of Hydro One Brampton;

•	increased OEB-approved distribution rates for 2016; and

•	increased revenues due to a rate order related to shared-use revenue.

Operation, Maintenance and Administration Costs

Year ended December 31 (millions of dollars)	2016	2015	Change
Transmission	410	415	(1.2%	)
Distribution	613	633	(3.2%	)
Other	20	82	(75.6%	)

	1,043	1,130	(7.7%	)

Transmission OM&A Costs

Transmission OM&A decreased by 1.2% in 2016 primarily due to lower project cost and inventory write-downs coupled with lower activity related to transformer equipment refurbishments and stations maintenance. The decrease was partially offset by costs for certain network, carrier management, and engineering services received from Hydro One Telecom Inc. (Hydro One Telecom) in 2016.

Distribution OM&A Costs

Distribution OM&A decreased by 3.2% in 2016 primarily due to the following:

•	decrease in bad debt expense including the impact of revised estimates of uncollectible accounts;

•	the divestiture of Hydro One Brampton in August 2015;

•	lower support services costs; and

•	lower costs associated with underground distribution cable locates; partially offset by

•	higher volume of vegetation management activities.

Other OM&A Costs

Other OM&A decreased by 75.6% in 2016 primarily due to decreased costs resulting from the divestiture of Hydro One Telecom in November 2015, coupled with lower costs relating to the integration of acquired local distribution companies and lower consulting costs.

Depreciation and Amortization

The increase of $12 million or 1.6% in depreciation and amortization costs for 2016 was mainly due to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.

Financing Charges

The increase of $16 million or 4.3% in financing charges for 2016 was mainly due to the following:

•	an increase in interest expense on long-term debt mainly due to the increase in weighted average long-term debt balance outstanding during the year, partially offset by a decrease in the weighted average interest rate for long-term debt; and

•	an increase in interest expense on short-term notes mainly due to the increase in weighted average short-term notes balance outstanding during the year, as well as an increase in the weighted average interest rate for short-term notes.

4

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Income Tax Expense

Income tax expense in 2016 increased by $21 million compared to 2015, and the Company realized an effective tax rate of approximately 15.5% in 2016, compared to approximately 14.0% realized in 2015. The increase in the tax expense is primarily due to the effect of an IPO-related positive tax adjustment of $9 million in 2015, coupled with higher income before taxes in 2016.

DIVESTITURE OF HYDRO ONE BRAMPTON

On August 31, 2015, a dividend was paid to the Province of Ontario (Province) by transferring to a company wholly owned by the Province all of the issued and outstanding shares of Hydro One Brampton and inter-company indebtedness owed to Hydro One by Hydro One Brampton. Hydro One’s 2015 consolidated results of operations include the results of Hydro One Brampton up to August 31, 2015. The following tables present quarterly results of Hydro One Brampton that were included in consolidated results of Hydro One for the year ended December 31, 2015.

Quarter ended (millions of dollars)	Mar. 31, 2015	Jun. 30, 2015	Sept. 30, 2015	Dec. 31, 2015	2015 Total
Revenues	125	129	100	—	354
Purchased power	107	111	88	—	306
OM&A	6	6	4	—	16
Depreciation and amortization	5	4	2	—	11
Income tax expense	—	1	(1)	—	—

Net income	7	7	7	—	21

Capital investments	9	11	8	—	28

SELECTED ANNUAL FINANCIAL STATISTICS

Year ended December 31 (millions of dollars, except per share amounts)	2016	2015	2014
Total revenue	6,502	6,529	6,548
Net income attributable to common shareholder	730	679	731

Basic and diluted EPS	$5,132	$6,340	$7,319
Dividends per common share declared	$14	$8,750	$2,696
Dividends per preferred share declared	—	$1.03	$1.38

December 31 (millions of dollars)	2016	2015	2014
Total assets	25,310	24,169	22,550
Total non-current financial liabilities	10,078	8,207	8,373

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS)	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015	Mar. 31, 2015
Revenues	1,604	1,693	1,533	1,672	1,513	1,645	1,563	1,808
Purchased power	858	870	803	896	786	856	838	970
Revenues, net of purchased power	746	823	730	776	727	789	725	838
Net income to common shareholder	131	233	155	211	132	188	131	228

Basic and diluted EPS	$921	$1,638	$1,086	$1,485	$1,036	$1,869	$1,313	$2,281

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing.

5

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

CAPITAL INVESTMENTS

The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations.

The following table presents Hydro One’s 2016 and 2015 capital investments:

Year ended December 31 (millions of dollars)	2016	2015	Change
Transmission
Sustaining	750	706	6.2%
Development	156	166	(6.0%	)
Other	82	71	15.5%

	988	943	4.8%

Distribution
Sustaining	384	398	(3.5%	)
Development	217	220	(1.4%	)
Other	102	93	9.7%

	703	711	(1.1%	)

Other	—	8	(100.0%	)

Total capital investments	1,691	1,662	1.7%

Transmission Capital Investments

Transmission capital investments increased by $45 million or 4.8% in 2016. Principal impacts on the levels of capital investments included:

•	an increased volume of work on overhead line refurbishments and insulator replacements;

•	an increased volume of integrated station component replacements to sustain certain aging assets at transmission stations;

•	continued work on major local area supply network development projects, such as the Holland Transmission Station, the Hawthorne Transmission Station, and the Toronto Midtown Transmission Reinforcement; and

•	increased investments relating to information technology infrastructure and customer programs, enhancement projects, including investments to integrate mobile technology with the Company’s existing work management tools; partially offset by

•	decreased investments in system enhancement projects, primarily due to completion of certain projects and a difference in timing of work on other projects; and

•	completion of the Guelph Area Transmission Refurbishment project.

Distribution Capital Investments

Distribution capital investments decreased by $8 million or 1.1% in 2016. Principal impacts on the levels of capital investments included:

•	reduced capital expenditures due to the divestiture of Hydro One Brampton in 2015; and

•	a lower volume of work within station refurbishment programs and lower volume of spare transformer purchases; partially offset by

•	increased investments related to information technology infrastructure and customer programs together with upgrade and enhancement projects, including investments to integrate mobile technology with the Company’s existing work management tools; and

•	investments in smart grid technology to mitigate power quality impacts of distributed generation and to improve outage response times.

6

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Major Transmission Capital Investment Projects

The following table summarizes the status of significant transmission projects as at December 31, 2016:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To-Date
Development Projects:
Guelph Area Transmission Refurbishment	Guelph area Southwestern Ontario	Transmission line upgrade	September 2016[1]	$87 million	$86 million

Toronto Midtown Transmission Reinforcement	Toronto Southwestern Ontario	New transmission line	December 2016[2]	$118 million	$113 million

Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	$73 million	$13 million

Clarington Transmission Station	Oshawa area Southwestern Ontario	New transmission station	2018	$267 million	$192 million

Northwest Bulk Transmission Line	Thunder Bay Northwestern Ontario	New transmission line	To be determined	To be determined	—

East-West Tie Station Expansion	Northern Ontario	Station expansion	2020	$166 million	—

Sustainment Projects:
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2019	$109 million	$83 million

Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2019	$102 million	$68 million

Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2020	$95 million	$15 million

Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2021	$93 million	$28 million

[1]	Major portions of the project were completed and placed in-service in September 2016. Work on certain minor portions of the project continues in the first quarter of 2017.
[2]	Major portions of the project were completed and placed in-service in December 2016. Work on certain minor portions of the project continues in the first quarter of 2017.

Future Capital Investments

Following is a summary of estimated capital investments by Hydro One over the next five years. The Company’s estimates are based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework. These estimates differ from the prior year disclosures, reflecting annual increases of $122 million for 2017, $111 million for 2018, $238 million for 2019, and $361 million for 2020. These future capital investments reflect management’s best estimate and, as applicable, projections included in rate filings currently in process. These projections and the timing of expenditures are in large part subject to approval by the OEB, and will be adjusted going forward as appropriate to reflect rate decisions by the OEB.

The following table summarizes Hydro One’s annual projected capital investments for 2017 to 2021, by business segment:

(millions of dollars)	2017	2018	2019	2020	2021
Transmission	1,086	1,132	1,217	1,278	1,486
Distribution	648	647	771	735	749

Total capital investments	1,734	1,779	1,988	2,013	2,235

The following table summarizes Hydro One’s annual projected capital investments for 2017 to 2021, by category:

(millions of dollars)	2017	2018	2019	2020	2021
Sustaining	1,107	1,165	1,219	1,327	1,546
Development	414	400	484	487	490
Other[1]	213	214	285	199	199

Total capital investments	1,734	1,779	1,988	2,013	2,235

[1]	“Other” capital expenditures consist of special projects, such as those relating to information technology.

7

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

SUMMARY OF SOURCES AND USES OF CASH

Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Year ended December 31 (millions of dollars)	2016	2015
Cash provided by (used in) operating activities	1,668	(1,254)
Cash provided by financing activities	146	2,954
Cash used in investing activities	(1,855)	(1,711)

Decrease in cash and cash equivalents	(41)	(11)

Primary factors behind the increase in cash provided by operating activities

The increase in cash provided by operating activities is primarily due to a deferred tax recovery of $2.8 billion recorded in 2015 that resulted as a consequence of leaving the PILs Regime and entering the Federal Tax Regime.

Primary factors behind the decrease in cash provided by financing activities

Sources of cash

•    The Company received $2.3 billion proceeds from issuance of long-term debt in 2016, compared to $350 million received last year.

•    The Company received $3,031 million proceeds from issuance of short-term notes in 2016, compared to $2,891 million received last year.

•    In 2015, the Company received $2.6 billion proceeds from common shares issued to the Province prior to the completion of the initial public offering (IPO).

Uses of cash

•    The Company repaid $4,053 million of short-term notes, compared to $1,400 million repaid last year.

•    The Company repaid $502 million of long-term debt in 2016 compared to $585 million repaid last year.

•    In 2016, the Company made a return of stated capital in the amount of $609 million and paid $2 million of common share dividends, compared to total dividends of $888 million paid in 2015.

Primary factors behind the increase in cash used in investing activities

Uses of cash

•    Capital expenditures were $24 million higher in 2016, primarily due to increased transmission capital investments consistent with the Company’s ongoing capital investment program.

•    In 2016, the Company paid $226 million to acquire Great Lakes Power, compared to a total of $90 million paid in 2015 to acquire Haldimand County Utilities Inc. (Haldimand Hydro) and Woodstock Hydro Holdings Inc. (Woodstock Hydro).

•    In August 2015, an investment of $53 million was made in Hydro One Brampton prior to its divestiture to the Province.

LIQUIDITY AND FINANCING STRATEGY

Short-term liquidity is provided through funds from operations, Hydro One’s commercial paper program, and bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $1.5 billion in short-term notes with a term to maturity of up to 365 days. At December 31, 2016, Hydro One had $469 million in commercial paper borrowings outstanding, compared to $1,491 million outstanding at December 31, 2015. In addition, Hydro One has revolving bank credit facilities totalling $2.3 billion maturing in 2021. The Company may use the credit facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the credit facilities and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements.

At December 31, 2016, the Company’s long-term debt in the principal amount of $10,671 million included $10,523 million long-term debt issued under its Medium Term Note (MTN) Program and long-term debt in the principal amount of $148 million held by Great Lakes Power. At December 31, 2016, the maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in December 2015 was $3.5 billion, with $1.2 billion remaining available for issuance until January 2018. The long-term debt consists of notes and debentures that mature between 2017 and 2064, and at December 31, 2016, had an average term to maturity of approximately 15.9 years and a weighted average coupon of 4.3%.

At December 31, 2016, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

8

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Credit Ratings

At December 31, 2016, Hydro One’s long-term and short-term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited	R-1 (low)	A (high)
Moody’s Investors Service	Prime-2	A3
Standard & Poor’s Rating Services	A-1	A

Effect of Interest Rates

The Company is exposed to fluctuations of interest rates as its regulated return on equity (ROE) is derived using a formulaic approach that takes into account changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. See section “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Market, Financial Instrument and Credit Risk” for more details.

Pension Plan

In 2016, Hydro One contributed approximately $108 million to its pension plan, compared to contributions of approximately $177 million in 2015, and incurred $116 million in net periodic pension benefit costs, compared to $163 million incurred in 2015.

In June 2016, Hydro One filed an actuarial valuation of its Pension Plan as at December 31, 2015. Based on this valuation and 2016 levels of pensionable earnings, the 2016 annual employer contributions have decreased by approximately $72 million from $180 million as estimated at December 31, 2015, primarily due to improvements in the funded status of the plan and future actuarial assumptions. The decrease also reflects the impact of changes implemented by management to improve the balance between employee and Company contributions to the Pension Plan. The updated actuarial valuation resulted in a $25 million decrease in 2016 revenue with a corresponding decrease in OM&A costs, as the lower pension contributions will be returned to customers through the pension cost variance deferral account in future rate applications. The Company estimates that total pension contributions for 2017 and 2018 will be approximately $105 million and $102 million, respectively.

The Company’s pension benefits obligation is impacted by various assumptions and estimates, such as discount rate, rate of return on plan assets, rate of cost of living increase and mortality assumptions. A full discussion of the significant assumptions and estimates can be found in the section “Critical Accounting Estimates – Employee Future Benefits”.

OTHER OBLIGATIONS

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

9

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

December 31, 2016 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments	10,671	602	1,484	1,156	7,429
Long-term debt – interest payments	8,145	456	827	754	6,108
Short-term notes payable	469	469	—	—	—
Pension contributions[1]	207	105	102	—	—
Environmental and asset retirement obligations	243	27	51	65	100
Outsourcing agreements	374	165	196	4	9
Operating lease commitments	34	9	13	10	2
Long-term software/meter agreement	73	17	33	18	5

Total contractual obligations	20,216	1,850	2,706	2,007	13,653

Other commercial commitments (by year of expiry)
Credit facilities[2]	2,300	—	—	2,300	—
Letters of credit[3]	174	174	—	—	—
Guarantees[4]	330	330	—	—	—

Total other commercial commitments	2,804	504	—	2,300	—

[1]	Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2017 and 2018 minimum pension contributions are based on an actuarial valuation as at December 31, 2015 and projected levels of pensionable earnings.
[2]	On August 15, 2016, Hydro One terminated its credit facilities totalling $2.3 billion maturing in June 2020 and October 2018, and entered into a new $2.3 billion credit facility maturing in June 2021.
[3]	Letters of credit consist of a $150 million letter of credit related to retirement compensation arrangements, and letters of credit totalling $24 million provided as prudential support.
[4]	Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.

REGULATION

The OEB approves both the revenue requirements of and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its equity invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral accounts over specified time frames.

The following table summarizes the status of Hydro One’s major regulatory proceedings:

Application	Year(s)	Type	Status
Electricity Rates
Hydro One Networks	2015-2016	Transmission – Cost-of-service	OEB decision received
Hydro One Networks	2017-2018	Transmission – Cost-of-service	OEB decision pending
Hydro One Networks	2015-2017	Distribution – Custom	OEB decision received
B2M LP	2015-2019	Transmission – Cost-of-service	OEB decision received
Great Lakes Power	2017	Transmission – Cost-of-service	OEB decision pending

Mergers Acquisitions Amalgamations and Divestitures
Great Lakes Power	n/a	Acquisition	OEB decision received
Orillia Power	n/a	Acquisition	OEB decision pending

Leave to Construct
Supply to Essex County Transmission Reinforcement Project	n/a	Section 92	OEB decision received

10

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Hydro One has obtained revenue requirement approvals from the OEB, subject to certain annual adjustments, for Hydro One Networks’ transmission business through 2016, for B2M LP through 2019, and for Hydro One Networks’ distribution business to the end of 2017. The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base	Rate Application Status	Rate Order Status
Transmission
Hydro One Networks	2016	9.19% (A)	$10,040 million	Approved in January 2015	Approved in January 2016
	2017	8.78% (A)	$10,554 million	Filed in May 2016	To be filed in 2017 Q1
	2018	8.78% (F)	$11,226 million	Filed in May 2016	To be filed in 2017 Q4

B2M LP	2016	9.19%(A)	$516 million	Approved in December 2015	Approved in January 2016
	2017	8.78% (A)	$509 million	Approved in December 2015	Filed in December 2016
	2018	8.78% (F)	$502 million	Approved in December 2015	To be filed in 2017 Q4
	2019	8.78% (F)	$496 million	Approved in December 2015	To be filed in 2018 Q4

Great Lakes Power	2017	9.19% (F)	$218 million	Filed in December 2016	Filed in December 2016

Distribution
Hydro One Networks	2016	9.19% (A)	$6,863 million	Approved in March 2015	Approved in April 2015
	2017	8.78% (A)	$7,190 million	Approved in March 2015	Approved in December 2016

Hydro One Networks

On May 31, 2016, Hydro One Networks filed a cost-of-service application with the OEB for 2017 and 2018 transmission rates. The application seeks approval of rate base of $10,554 million for 2017 and $11,226 million for 2018. In October 2016, the OEB issued updated cost of capital parameters for rates effective in 2017, including an updated 2017 allowed ROE of 8.78%. The application also lays out a planned transmission capital investment program for the five-year period ending on December 31, 2021, with investments in capital spending primarily to address reliability, safety and customer needs, in a cost-effective manner. Management expects that a decision will be received in the first half of 2017, and that new rates will be retroactive to January 1, 2017. Future transmission rate applications are anticipated to be filed under the OEB’s incentive-based regulatory framework.

Hydro One Networks plans to submit an application for 2018-2022 distribution rates under the OEB’s incentive-based regulatory framework in the first quarter of 2017.

B2M LP

On January 14, 2016, the OEB issued its Decision and Rate Order approving the B2M LP revenue requirement recovery through the 2016 Uniform Transmission Rates. On December 1, 2016, B2M LP filed a Draft Rate Order with a revised 2017 revenue requirement of $34 million, reflecting updated 2017 cost of capital parameters issued by the OEB in October 2016.

Other Regulatory Developments

OEB Pension and Other Post-Employment Benefits (OPEB) Generic Hearing

In 2015, the OEB began a consultation process to examine pensions and OPEBs in rate-regulated utilities, with the objectives of developing standard principles to guide its review of pension and OPEB related costs in the future, and to establish specific requirements for applications and appropriate and consistent regulatory mechanisms for cost recovery. Hydro One and other stakeholders filed written submissions with respect to initial OEB questions intended to solicit views on the key issues of interest to the OEB. Following a stakeholder forum in July 2016, updated written submissions were filed with the OEB in September 2016. It is anticipated that subsequent to the OEB’s review of the updated written submissions, the OEB will outline principles to guide its review of pension and OPEB related costs in the future, and provide further guidance on application requirements and regulatory mechanisms for cost recovery.

OTHER DEVELOPMENTS

Change in Hydro One Ownership Structure

In November 2015, Hydro One Limited and the Province completed an IPO on the Toronto Stock Exchange of approximately 89.3 million common shares of Hydro One Limited, representing 15% of the Province’s ownership position. Prior to the completion of the IPO, Hydro One Limited and Hydro One, completed a series of transactions (Pre-IPO Transactions) that resulted in, among other things, the acquisition by Hydro One Limited of all of the issued and outstanding shares of Hydro One from the Province and the issuance of new common shares and preferred shares of Hydro One Limited to the Province. Both Hydro One Limited and Hydro One are reporting issuers. In April 2016, the Province completed a secondary offering of 83.3 million common shares of Hydro One Limited on the Toronto Stock Exchange. Hydro One Limited or Hydro One did not receive any of the proceeds from either of the sales of common shares by the Province. At December 31, 2016, the Province directly holds approximately 70.1% of Hydro One Limited’s total issued and outstanding common shares.

11

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Class Action Lawsuit

Hydro One, Hydro One Networks, Hydro One Remote Communities Inc., and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. A certification motion in the class action is pending. Due to the preliminary stage of legal proceedings, an estimate of a possible loss related to this claim cannot be made.

Acquisitions

Integration of Haldimand Hydro and Woodstock Hydro

In 2015, the Company acquired Haldimand Hydro and Woodstock Hydro, two Ontario-based local distribution companies. In September 2016, the Company successfully completed the integration of both entities, including the integration of employees, customer and billing information, business processes, and operations.

Acquisition of Great Lakes Power

On October 31, 2016, following receipt of regulatory approval of the transaction by the OEB, Hydro One completed the acquisition of Great Lakes Power, an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario. The total purchase price for Great Lakes Power was approximately $376 million, including the assumption of approximately $150 million in outstanding indebtedness. On January 16, 2017, Great Lakes Power’s name was changed to Hydro One Sault Ste. Marie LP.

On December 23, 2016, Great Lakes Power filed an application for 2017 rates, requesting an increase to the approved 2016 revenue requirement of 1.9%, resulting in an updated revenue requirement of $41 million.

Acquisition of Orillia Power

In August 2016, the Company reached an agreement to acquire Orillia Power Distribution Corporation (Orillia Power), an electricity distribution company located in Simcoe County, Ontario, for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments. The acquisition is subject to regulatory approval by the OEB.

HYDRO ONE WORK FORCE

Hydro One has a skilled and flexible work force of approximately 5,400 regular employees and over 2,000 non-regular employees province-wide, comprising a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for variable workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to flexibly utilize highly trained and appropriately skilled workers on a project-by-project and seasonal basis.

The following table sets out the number of Hydro One employees as at December 31, 2016.

	Regular Employees	Non-Regular Employees		Total
Power Workers’ Union (PWU)	3,450	688	[1]	4,138
The Society of Energy Professionals (Society)	1,303	39		1,342
Canadian Union of Skilled Workers (CUSW) and construction building trade unions[2]	—	1,275		1,275

Total employees represented by unions	4,753	2,002		6,755
Management and non-represented employees	645	28		673

Total employees	5,398	2,030		7,428

[1]	Includes 528 non-regular “hiring hall” employees covered by the PWU agreement.
[2]	Employees are jointly represented by both unions. The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA).

Share-based Compensation

During 2016, Hydro One Limited granted awards under its Long-term Incentive Plan, consisting of Performance Stock Units (PSUs) and Restricted Stock Units (RSUs), all of which are equity settled in Hydro One Limited common shares. At December 31, 2016, 228,890 PSUs and 252,440 RSUs were outstanding. No long-term incentive awards were granted during 2015.

12

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

NON-GAAP MEASURES

Funds from Operations (FFO) and Adjusted FFO

FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Adjusted FFO is defined as FFO, adjusted for the impact of the deferred income tax asset that resulted as a consequence of leaving the PILs Regime and entering the Federal Tax Regime. Management believes that FFO and Adjusted FFO are helpful as supplemental measures of the Company’s operating cash flows as they exclude timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholder, and, in the case of Adjusted FFO, the impact of the IPO-related deferred income tax asset. As such, these measures provide consistent measures of the cash generating performance of the Company’s assets.

The following table presents the reconciliation of net cash from operating activities to FFO and Adjusted FFO:

Year ended December 31 (millions of dollars)	2016	2015
Net cash from (used in) operating activities	1,668	(1,254)
Changes in non-cash balances related to operations	(168)	(192)
Preferred share dividends	—	(13)
Distributions to noncontrolling interest	(9)	(5)

FFO	1,491	(1,464)

Less: Deferred income tax asset[1]	—	(2,798)

Adjusted FFO	1,491	1,334

[1]	Impact of deferred income tax asset that resulted as a consequence of leaving the PILs Regime and entering the Federal Tax Regime.

Adjusted Net Cash from Operating Activities

Adjusted net cash from operating activities is defined as net cash from operating activities, adjusted for the impact of the deferred income tax asset that resulted as a consequence of leaving the PILs Regime and entering the Federal Tax Regime. Management believes that this measure is helpful as a supplemental measure of the Company’s net cash from operating activities as it excludes the impact of the IPO-related deferred income tax asset. As such, adjusted net cash from operating activities provides a consistent measure of the Company’s cash from operating activities compared to prior periods.

The following table presents the reconciliation of net cash from operating activities to adjusted net cash from operating activities:

Year ended December 31 (millions of dollars)	2016	2015
Net cash from (used in) operating activities	1,668	(1,254)
Less: Deferred income tax asset[1]	—	(2,798)

Adjusted net cash from operating activities	1,668	1,544

[1]	Impact of deferred income tax asset that resulted as a consequence of leaving the PILs Regime and entering the Federal Tax Regime.

To the extent that adjusted net income is used in future continuous disclosure documents of Hydro One, it will be defined as net income, adjusted for certain items, including non-recurring items and other one-time items that management does not consider to be reflective of the operating performance of the Company. No such adjustments to net income are presented in this MD&A. Management believes that this measure will be helpful in assessing the Company’s financial and operating performance in the future.

FFO, adjusted FFO, adjusted basic and diluted EPS, adjusted net cash from operating activities, and adjusted net income are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

13

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

RELATED PARTY TRANSACTIONS

Hydro One is owned by Hydro One Limited. The Province is the majority shareholder of Hydro One Limited. The IESO, Ontario Power Generation Inc. (OPG), OEFC, OEB, Hydro One Brampton and Hydro One Telecom are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the year ended December 31, 2016:

		Year ended December 31
		2016	2015
Related Party	Transaction	(millions of dollars)
Province[1]	Dividends paid	—	888

IESO	Power purchased	2,096	2,318
	Revenues for transmission services	1,549	1,548
	Distribution revenues related to rural rate protection	125	127
	Distribution revenues related to the supply of electricity to remote northern communities	32	32
	Funding received related to Conservation and Demand Management programs	63	70

OPG	Power purchased	6	11
	Revenues related to provision of construction and equipment maintenance services	4	7
	Costs expensed related to the purchase of services	1	1

OEFC	Payments in lieu of corporate income taxes[2]	—	2,933
	Power purchased from power contracts administered by the OEFC	1	6
	Indemnification fee paid (terminated effective October 31, 2015)	—	8

OEB	OEB fees	11	12

Hydro One Brampton[1]	Revenues from management, administrative and smart meter network services	3	1

Hydro One	Common shares issued[3]	—	2,600
Limited	Return of stated capital	609	—
	Dividends paid	2	—
	Stock-based compensation costs	24	10
	IPO costs subsequently reimbursed by Hydro One Limited[4]	—	7

Hydro One	Services received – costs expensed	24	4
Telecom	Services received – costs capitalized	12	2
	Revenues for services provided	3	—

[1]	On August 31, 2015, Hydro One completed the spin-off of its subsidiary, Hydro One Brampton, to the Province.
[2]	In 2015, Hydro One made PILs to the OEFC totalling $2.9 billion, including Departure Tax of $2.6 billion.
[3]	On November 4, 2015, Hydro One issued 39,598 common shares to Hydro One Limited for proceeds of $2.6 billion.
[4]	In 2015, Hydro One incurred certain IPO related expenses totalling $7 million, which were subsequently reimbursed to the Company by Hydro One Limited.

At December 31, 2016, the amounts due from and due to related parties as a result of the transactions described above were $224 million and $279 million, compared to $184 million and $142 million at December 31, 2015, respectively. At December 31, 2016, included in amounts due to related parties were amounts owing to the IESO in respect of power purchases of $143 million, compared to $134 million at December 31, 2015.

RISK MANAGEMENT AND RISK FACTORS

Risks Relating to Hydro One’s Business

Regulatory Risks and Risks Relating to Hydro One’s Revenues

Risks Relating to Obtaining Rate Orders

The Company is subject to the risk that the OEB will not approve the Company’s transmission and distribution revenue requirements requested in outstanding or future applications for rates. Rate applications for revenue requirements are subject to the OEB’s review process, usually involving participation from intervenors and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the OEB will permit Hydro One to recover all costs actually incurred, costs of debt and income taxes, or to earn a particular ROE. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and costs actually incurred, may materially adversely affect: Hydro One’s transmission or distribution businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of long-term debt, and other matters, any of which may in turn have a material adverse effect on the Company. In addition, there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, costs may be incurred prior to having an approved revenue requirement.

14

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Risks Relating to Actual Performance Against Forecasts

The Company’s ability to recover the actual costs of providing service and earn the allowed ROE depends on the Company achieving its forecasts established and approved in the rate-setting process. Actual costs could exceed the approved forecasts if, for example, the Company incurs operations, maintenance, administration, capital and financing costs above those included in the Company’s approved revenue requirement. The inability to obtain acceptable rate decisions or to recover any significant difference between forecast and actual expenses could materially adversely affect the Company’s financial condition and results of operations.

Further, the OEB approves the Company’s transmission and distribution rates based on projected electricity load and consumption levels, among other factors. If actual load or consumption materially falls below projected levels, the Company’s revenue and net income for either, or both, of these businesses could be materially adversely affected. Also, the Company’s current revenue requirements for these businesses are based on cost and other assumptions that may not materialize. There is no assurance that the OEB would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in the Company’s costs.

The Company is subject to risk of revenue loss from other factors, such as economic trends and weather conditions that influence the demand for electricity. The Company’s overall operating results may fluctuate substantially on a seasonal and year-to-year basis based on these trends and weather conditions. For instance, a cooler than normal summer or warmer than normal winter may reduce demand for electricity below that forecast by the Company, causing a decrease in the Company’s revenues from the same period of the previous year. The Company’s load could also be negatively affected by successful Conservation and Demand Management programs whose results exceed forecasted expectations.

Risks Relating to Rate-Setting Models for Transmission and Distribution

The OEB approves and periodically changes the ROE for transmission and distribution businesses. The OEB may in the future decide to reduce the allowed ROE for either of these businesses, modify the formula or methodology it uses to determine the ROE, or reduce the weighting of the equity component of the deemed capital structure. Any such reduction could reduce the net income of the Company.

The OEB’s recent Custom Incentive Rate-setting model requires that the term of a custom rate application be a minimum five-year period. There are risks associated with forecasting key inputs such as revenues, operating expenses and capital, over such a long period. For instance, if unanticipated capital expenditures arise that were not contemplated in the Company’s most recent rate decision, the Company may be required to incur costs that may not be recoverable until a future period or not recoverable at all in future rates. This could have a material adverse effect on the Company.

After rates are set as part of a part of a Custom Incentive Rate application, the OEB expects there to be no further rate applications for annual updates within the five-year term, unless there are exceptional circumstances, with the exception of the clearance of established deferral and variance accounts. For example, the OEB does not expect to address annual rate applications for updates for cost of capital (including ROE), working capital allowance or sales volumes. If there were an increase in interest rates over the period of a rate decision and no corresponding changes were permitted to the Company’s allowed cost of capital (including ROE), then the result could be a decrease in the Company’s financial performance.

To the extent that the OEB approves an In-Service Variance Account for the transmission and/or distribution businesses, and should the Company fail to meet the threshold levels of in-service capital, the OEB may reclaim a corresponding portion of the Company’s revenues.

Risks Relating to Capital Expenditures

In order to be recoverable, capital expenditures require the approval of the OEB, either through the approval of capital expenditure plans, rate base or revenue requirements for the purposes of setting transmission and distribution rates, which include the impact of capital expenditures on rate base or cost of service. There can be no assurance that all capital expenditures incurred by Hydro One will be approved by the OEB. Capital cost overruns may not be recoverable in transmission or distribution rates. The Company could incur unexpected capital expenditures in maintaining or improving its assets, particularly given that new technology may be required to support renewable generation and unforeseen technical issues may be identified through implementation of projects. There is risk that the OEB may not allow full recovery of such expenditures in the future. To the extent possible, Hydro One aims to mitigate this risk by ensuring prudent expenditures, seeking from the regulator clear policy direction on cost responsibility, and pre-approval of the need for capital expenditures.

Any future regulatory decision by the OEB to disallow or limit the recovery of any capital expenditures would lead to a lower than expected approved revenue requirement or rate base, potential asset impairment or charges to the Company’s results of operations, any of which could have a material adverse effect on the Company.

Risks Relating to Deferred Tax Asset

As a result of leaving the PILs Regime and entering the Federal Tax Regime in connection with the IPO of the Company, Hydro One recorded a deferred tax asset due to the revaluation of the tax basis of Hydro One’s fixed assets at their fair market value and recognition of eligible capital expenditures. Management believes this will result in annual net cash savings over at least the next five years due to the reduction of cash income taxes payable by Hydro One associated primarily with a higher capital cost allowance. There is a risk that, in current or future rate applications, the OEB will reduce the Company’s revenue requirement by all or a portion of those net cash savings. If the OEB were to reduce the Company’s revenue requirement in this manner, it could have a material adverse effect on the Company.

15

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Risks Relating to Other Applications to the OEB

The Company is also subject to the risk that it will not obtain required regulatory approvals for other matters, such as leave to construct applications, applications for mergers, acquisitions, amalgamations and divestitures, and environmental approvals. Decisions to acquire or divest other regulated businesses licensed by the OEB are subject to OEB approval. Accordingly, there is the risk that such matters may not be approved or that unfavourable conditions will be imposed by the OEB.

First Nations and Métis Claims Risk

Some of the Company’s current and proposed transmission and distribution assets are or may be located on reserve (as defined in the Indian Act (Canada); Reserve) lands, and lands over which First Nations and Métis have Aboriginal, treaty, or other legal claims. Some First Nations and Métis leaders, communities, and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional territories and are increasingly willing to assert their claims through the courts, tribunals, or by direct action. These claims and/or settlement of these claims could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations, including the development of current and future projects.

The Company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate First Nations and Métis communities. Procedural aspects of the duty to consult may be delegated to the Company by the Province or the federal government. A perceived failure by the Crown to sufficiently consult a First Nations or Métis community, or a perceived failure by the Company in relation to delegated consultation obligations, could result in legal challenges against the Crown or the Company, including judicial review or injunction proceedings, or could potentially result in direct action against the Company by a community or its citizens. If this occurs, it could disrupt or delay the Company’s operations and activities, including current and future projects, and have a material adverse effect on the Company.

Risk from Transfer of Assets Located on Reserves

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur because authorizations originally granted by the federal government for the construction and operation of these assets on Reserves could not be transferred without required consent. In several cases, the authorizations had either expired or had never been issued.

Currently, the Ontario Electricity Financial Corporation holds legal title to these assets and it is expected that the Company will manage them until it has obtained permits to complete the title transfer. To occupy Reserves, the Company must have valid permits issued by Her Majesty the Queen in the Right of Canada. For each permit, the Company must negotiate an agreement (in the form of a memorandum of understanding) with the First Nation, the Ontario Electricity Financial Corporation and any members of the First Nation who have occupancy rights. The agreement includes provisions whereby the First Nation consents to the federal government (presently Indigenous Affairs and Northern Development Canada) issuing a permit. For transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may have to pay, either on an annual or one-time basis, to obtain the required agreements from First Nations. If the Company cannot reach satisfactory agreements with the relevant First Nation to obtain federal permits, it may have to relocate these assets to other locations and restore the lands at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on the Company if the costs are not recoverable in future rate orders.

Compliance with Laws and Regulations

Hydro One must comply with numerous laws and regulations affecting its business, including requirements relating to transmission and distribution companies, environmental laws, employment laws and health and safety laws. The failure of the Company to comply with these laws could have a material adverse effect on the Company’s business. See also “– Health, Safety and Environmental Risk”.

For example, Hydro One’s licensed transmission and distribution businesses are required to comply with the terms of their licences, with codes and rules issued by the OEB, and with other regulatory requirements, including regulations of the National Energy Board. In Ontario, the Market Rules issued by the IESO require the Company to, among other things, comply with the reliability standards established by the North American Electric Reliability Corporation (NERC) and Northeast Power Coordinating Council, Inc. (NPCC). The incremental costs associated with compliance with these reliability standards are expected to be recovered through rates, but there can be no assurance that the OEB will approve the recovery of all of such incremental costs. Failure to obtain such approvals could have a material adverse effect on the Company.

There is the risk that new legislation, regulations, requirements or policies will be introduced in the future. These may require Hydro One to incur additional costs, which may or may not be recovered in future transmission and distribution rates.

16

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Risk of Natural and Other Unexpected Occurrences

The Company’s facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including but not limited to cyber and physical terrorist type attacks, events which originate from third-party connected systems, or any other potentially catastrophic events. The Company’s facilities may not withstand occurrences of this type in all circumstances. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for other assets, such insurance coverage may have deductibles, limits and/or exclusions. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas. The Company could also be subject to claims for damages caused by its failure to transmit or distribute electricity.

Risk Associated with Information Technology Infrastructure and Data Security

The Company’s ability to operate effectively in the Ontario electricity market is, in part, dependent upon it developing, maintaining and managing complex information technology systems which are employed to operate and monitor its transmission and distribution facilities, financial and billing systems and other business systems. The Company’s increasing reliance on information systems and expanding data networks increases its exposure to information security threats. The Company’s transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC. These include standards relating to cyber-security and information technology, which only apply to certain of the Company’s assets (generally being those whose failure could impact the functioning of the bulk electricity system). The Company may maintain different or lower levels of information technology security for its assets that are not subject to these mandatory standards. The Company must also comply with legislative and licence requirements relating to the collection, use and disclosure of personal information and information regarding consumers, wholesalers, generators and retailers.

Cyber-attacks or unauthorized access to corporate and information technology systems could result in service disruptions and system failures, which could have a material adverse effect on the Company, including as a result of a failure to provide electricity to customers. Due to operating critical infrastructure, Hydro One may be at greater risk of cyber-attacks from third parties (including state run or controlled parties) that could impair or incapacitate its assets. In addition, in the normal course of its operations, the Company collects, uses, processes and stores information, which could be exposed in the event of a cyber-security incident or other unauthorized access, such as information about customers, suppliers, counterparties and employees.

Security and system disaster recovery controls are in place; however, there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated on a timely basis. Upon occurrence and detection, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on the Company.

Work Force Demographic Risk

By the end of 2016, approximately 22% of the Company’s employees who are members of the Company’s defined benefit pension plan were eligible for retirement under that plan, and by the end of 2017, up to approximately 23% could be eligible. These percentages are not evenly spread across the Company’s work force, but tend to be most significant in the most senior levels of the Company’s staff and especially among management staff. During each of 2016 and 2015, approximately 3% of the Company’s work force elected to retire. Accordingly, the Company’s continued success will be tied to its ability to continue to attract and retain sufficient qualified staff to replace the capability lost through retirements and to meet the demands of the Company’s work programs.

In addition, the Company expects the skilled labour market for its industry to be highly competitive in the future. Many of the Company’s current employees and many of the potential employees it would seek in the future possess skills and experience that would also be highly sought after by other organizations inside and outside the electricity sector. The failure to attract and retain qualified personnel for Hydro One’s business could have a material adverse effect on the Company.

Labour Relations Risk

The substantial majority of the Company’s employees are represented by either the PWU or the Society. Over the past several years, significant effort has been expended to increase Hydro One’s flexibility to conduct operations in a more cost-efficient manner. Although the Company has achieved improved flexibility in its collective agreements, the Company may not be able to achieve further improvements. The Company reached an agreement with the PWU for a renewal collective agreement with a three-year term, covering the period from April 1, 2015 to March 31, 2018 and an early renewal collective agreement with the Society with a three-year term, covering the period from April 1, 2016 to March 31, 2019. The Company also reached a renewal collective agreement with the Canadian Union of Skilled Workers for a three-year term, covering the period from May 1, 2014 to April 30, 2017. Additionally, the EPSCA and a number of construction unions have reached renewal agreements, to which Hydro One is bound, for a five-year term, covering the period from May 1, 2015 to April 30, 2020. Future negotiations with unions present the risk of a labour disruption and the ability to sustain the continued supply of energy to customers. The Company also faces financial risks related to its ability to negotiate collective agreements consistent with its rate orders. In addition, in the event of a labour dispute, the Company could face operational risk related to continued compliance with its requirements of providing service to customers. Any of these could have a material adverse effect on the Company.

17

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Risk Associated with Arranging Debt Financing

The Company expects to borrow to repay its existing indebtedness and to fund a portion of capital expenditures. Hydro One has substantial debt principal repayments, including $602 million in 2017, $753 million in 2018, and $731 million in 2019. In addition, from time to time, the Company may draw on its syndicated bank lines and or issue short-term debt under Hydro One’s $1.5 billion commercial paper program which would mature within approximately one year of issuance. The Company also plans to incur continued material capital expenditures for each of 2017 and 2018. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of the Company’s existing indebtedness and capital expenditures. The Company’s ability to arrange sufficient and cost-effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, the Company’s results of operations and financial position, market conditions, the ratings assigned to its debt securities by credit rating agencies, an inability of the Corporation to comply with its debt covenants, and general economic conditions. A downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt. Any failure or inability on the Company’s part to borrow the required amounts of debt on satisfactory terms could impair its ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on the Company.

Market, Financial Instrument and Credit Risk

Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates as its regulated ROE is derived using a formulaic approach that takes into account anticipated interest rates, but is not currently exposed to material commodity price risk or material foreign exchange risk.

The OEB-approved adjustment formula for calculating ROE in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. The Company estimates that a decrease of 100 basis points in the combination of the forecasted long-term Government of Canada bond yield and the A-rated utility corporate bond yield spread used in determining its rate of return would reduce the Company’s transmission business’ 2018 net income by approximately $23 million and its distribution business’ 2018 net income by approximately $15 million. The Company periodically utilizes interest rate swap agreements to mitigate elements of interest rate risk.

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. Hydro One monitors and minimizes credit risk through various techniques, including dealing with highly rated counterparties, limiting total exposure levels with individual counterparties, entering into agreements which enable net settlement, and by monitoring the financial condition of counterparties. The Company does not trade in any energy derivatives. The Company is required to procure electricity on behalf of competitive retailers and certain local distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into the Company’s service agreements with these retailers in accordance with the OEB’s Retail Settlement Code.

The failure to properly manage these risks could have a material adverse effect on the Company.

Risks Relating to Asset Condition and Capital Projects

The Company continually incurs sustainment and development capital expenditures and monitors the condition of its transmission assets to manage the risk of equipment failures and to determine the need for and timing of major refurbishments and replacements of its transmission and distribution infrastructure. However the lack of real time monitoring of distribution assets increases the risk of distribution equipment failure. The connection of large numbers of generation facilities to the distribution network has resulted in greater than expected usage of some of the Company’s equipment. This increases maintenance requirements and may accelerate the aging of the Company’s assets.

Execution of the Company’s capital expenditure programs, particularly for development capital expenditures, is partially dependent on external factors, such as environmental approvals, municipal permits, equipment outage schedules that accommodate the IESO, generators and transmission-connected customers, and supply chain availability for equipment suppliers and consulting services. There may also be a need for, among other things, Environmental Assessment Act (Ontario) approvals, approvals which require public meetings, appropriate engagement with First Nations and Métis communities, OEB approvals of expropriation or early access to property, and other activities. Obtaining approvals and carrying out these processes may also be impacted by opposition to the proposed site of the capital investments. Delays in obtaining required approvals or failure to complete capital projects on a timely basis could materially adversely affect transmission reliability or customers’ service quality or increase maintenance costs which could have a material adverse effect on the Company. External factors are considered in the Company’s planning process. If the Company is unable to carry out capital expenditure plans in a timely manner, equipment performance may degrade, which may reduce network capacity, result in customer interruptions, compromise the reliability of the Company’s networks or increase the costs of operating and maintaining these assets. Any of these consequences could have a material adverse effect on the Company.

18

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Increased competition for the development of large transmission projects and legislative changes relating to the selection of transmitters could impact the Company’s ability to expand its existing transmission system, which may have an adverse effect on the Company. To the extent that other parties are selected to construct, own and operate new transmission assets, the Company’s share of Ontario’s transmission network would be reduced.

Health, Safety and Environmental Risk

The Company is subject to provincial health and safety legislation. Findings of a failure to comply with this legislation could result in penalties and reputational risk, which could negatively impact the Company.

The Company is subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject the Company to fines or other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties or governmental orders requiring the Company to take specific actions such as investigating, controlling and remediating the effects of these substances. Contamination of the Company’s properties could limit its ability to sell or lease these assets in the future.

In addition, actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities on the Company’s balance sheet. The Company does not have insurance coverage for these environmental expenditures.

There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases.

Hydro One emits certain greenhouse gases, including sulphur hexafluoride or “SF6”. There are increasing regulatory requirements and costs, along with attendant risks, associated with the release of such greenhouse gases, all of which could impose additional material costs on Hydro One.

Any future regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on the Company.

Pension Plan Risk

Hydro One has the Hydro One Defined Benefit Pension Plan in place for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are required to be filed with the Financial Services Commission of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2015, and was filed in June 2016, covering a three year period from 2016 to 2018. Hydro One’s contributions to its pension plan satisfy, and are expected to satisfy, minimum funding requirements. Contributions beyond 2018 will depend on the funded position of the plan, which is determined by investment returns, interest rates and changes in benefits and actuarial assumptions at that time. A determination by the OEB that some of the Company’s pension expenditures are not recoverable through rates could have a material adverse effect on the Company, and this risk may be exacerbated if the amount of required pension contributions increases.

The OEB has begun a consultation process that will examine pensions and other post-employment benefits in regulated utilities. See “– Other Post-Employment and Post-Retirement Benefits Risks”. The outcome of this consultation process is uncertain and the Company is unable to assess the impact of the potential changes stemming from the review at this time.

Risk of Recoverability of Total Compensation Costs

The Company manages all of its total compensation costs, including pension and other post-employment and post-retirement benefits, subject to restrictions and requirements imposed by the collective bargaining process. Should any element of total compensation costs be disallowed in whole or part by the OEB and not be recoverable from customers in rates, the costs could be material and could decrease net income, which could have a material adverse effect on the Company.

Other Post-Employment and Post-Retirement Benefits Risks

The Company provides other post-employment and post-retirement benefits, including workers compensation benefits and long-term disability benefits to qualifying employees. The OEB has begun a consultation process that will examine pensions and other post-employment benefits in regulated utilities. The objectives of the consultation are to develop standard principles to guide the OEB’s review of pension and other post-employment and post-retirement benefits costs in the future, to establish specific information requirements for application and to establish appropriate regulatory mechanisms for cost recovery which can be applied consistently across the gas and electricity sectors for rate-regulated utilities. The outcome of this consultation process is uncertain and the Company is unable to assess the impact of the potential changes stemming from the review at this time. A determination that some of the Company’s post-employment and post-retirement benefit costs are not recoverable could have a material adverse effect on the Company.

19

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Risk Associated with Outsourcing Arrangements

Consistent with Hydro One’s strategy of reducing operating costs, it has entered into an outsourcing arrangement with a third party for the provision of back office services and call centre services. If the outsourcing arrangement or statements of work thereunder are terminated for any reason or expire before a new supplier is selected and fully transitioned, the Company could be required to incur significant expenses to transfer to another service provider or insource, which could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.

Risk from Provincial Ownership of Transmission Corridors

The Province owns some of the corridor lands underlying the Company’s transmission system. Although the Company has the statutory right to use these transmission corridors, the Company may be limited in its options to expand or operate its systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of the Company’s systems may increase safety or environmental risks, which could have a material adverse effect on the Company.

Litigation Risks

In the normal course of the Company’s operations, it becomes involved in, is named as a party to and is the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to actual or alleged violations of law, common law damages claims, personal injuries, property damage, property taxes, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company, which could have a material adverse effect on the Company. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from the Company’s business operations, which could adversely affect the Company. See also “Other Developments – Class Action Lawsuit”.

Transmission Assets on Third-Party Lands Risk

Some of the lands on which the Company’s transmission assets are located are owned by third parties, including the Province and federal Crown, and are or may become subject to land claims by First Nations. The Company requires valid occupation rights to occupy such lands (which may take the form of land use permits, easements or otherwise). If the Company does not have valid occupational rights on third-party owned lands or has occupational rights that are subject to expiry, it may incur material costs to obtain or renew such occupational rights, or if such occupational rights cannot be renewed or obtained it may incur material costs to remove and relocate its assets and restore the subject land. If the Company does not have valid occupational rights and must incur costs as a result, this could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations.

Reputational and Public Opinion Risk

Reputation risk is the risk of a negative impact to the Company’s business, operations or financial condition that could result from a deterioration of Hydro One’s reputation. The Company’s reputation could be negatively impacted by changes in public opinion, attitudes towards the Company’s privatization, failure to deliver on its customer promises and other external forces. Adverse reputational events could have negative impacts on the Company’s business and prospects including, but not limited to, delays or denials of requisite approvals and accommodations for the Company’s planned projects, escalated costs, legal or regulatory action, and damage to stakeholder relationships.

Risks Relating to the Company’s Relationship with Hydro One Limited and the Province

Indirect Ownership and Continued Influence by the Province and Voting Power

The Province currently owns approximately 70.1% of the outstanding common shares of Hydro One Limited and it is expected to continue to maintain a significant ownership interest in voting securities of Hydro One Limited for an indefinite period.

As a result of its significant ownership of the common shares of Hydro One Limited, the Province has, and is expected indefinitely to have, the ability to determine or significantly influence the outcome of shareholder votes at Hydro One Limited, subject to the restrictions in the governance agreement entered into between Hydro One Limited and the Province dated November 5, 2015 (Governance Agreement; available on SEDAR at www.sedar.com). Despite the terms of the Governance Agreement in which the Province has agreed to engage in the business and affairs of Hydro One Limited as an investor and not as a manager, there is a risk that the Province’s engagement in the business and affairs of Hydro One Limited as an investor will be informed by its policy objectives and may influence the conduct of the business and affairs of Hydro One Limited in ways that may not be aligned with the interests of other shareholders of Hydro One Limited. This influence may also extend to Hydro One. As a result, the Province may influence the conduct of the business and affairs of Hydro One, and decisions may be made by the Province as a shareholder of Hydro One Limited which may not be aligned with the interests of the other security holders of Hydro One.

20

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Composition of the Board of Directors of Hydro One

Under the Governance Agreement, Hydro One Limited has agreed that the board of directors of Hydro One and Hydro One Networks will be constituted to have the same members as the board of directors of Hydro One Limited, unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement contains provisions governing the independence of the members of the board of Hydro One Limited and the ability of the Province to nominate and, in certain circumstances, remove directors, which could indirectly impact the composition of the board of directors of Hydro One in a manner which may not be aligned with the interests of the other security holders of Hydro One. There is a risk that the Province will nominate or confirm individuals who satisfy the independence requirements but who it considers are disposed to support and advance its policy objectives and give disproportionate weight to the Province’s interests in exercising their business judgment and balancing the interests of the stakeholders of Hydro One Limited. Those same individuals, to the extent they are also on the board of directors of Hydro One, could similarly give disproportionate weight to the Province’s indirect interest in Hydro One in exercising their business judgment and balancing the interests of the stakeholders of Hydro One.

More Extensive Regulation

Although under the Governance Agreement, the Province has agreed to engage in the business and affairs of Hydro One Limited as an investor and not as a manager and has stated that its intention is to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario, there is a risk that the Province will exercise its legislative and regulatory power to achieve policy objectives in a manner that has a material adverse effect on Hydro One Limited, which in turn could have a material adverse effect on Hydro One.

Prohibitions on Selling the Company’s Transmission or Distribution Business

The Electricity Act prohibits Hydro One Limited from selling all or substantially all of the business, property or assets related to its transmission system or distribution system that is regulated by the OEB.

There is a risk that these prohibitions may limit the ability of Hydro One Limited, and in turn, Hydro One, to engage in sale transactions involving a substantial portion of either system, even where such a transaction may otherwise be considered to provide substantial benefits to Hydro One Limited, Hydro One or their security holders.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of Hydro One Consolidated Financial Statements requires the Company to make key estimates and critical judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. Hydro One bases its estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing the Company’s accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments. Hydro One has identified the following critical accounting estimates used in the preparation of its Consolidated Financial Statements:

Revenues

Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.

Accounts Receivable and Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects the Company’s best estimate of losses on billed accounts receivable balances. The Company estimates the allowance for doubtful accounts on customer receivables by applying internally developed loss rates to the outstanding receivable balances by aging category. Loss rates applied to the accounts receivable balances are based on historical overdue balances, customer payments and write-offs.

Regulatory Assets and Liabilities

Hydro One’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. The regulatory assets mainly include costs related to the pension benefit liability, deferred income tax liabilities, post-retirement and post-employment benefit liability, share-based compensation costs, and environmental liabilities. The Company’s regulatory liabilities represent certain amounts that are refundable to future electricity customers, and pertain primarily to OEB deferral and variance accounts. The regulatory assets and liabilities can be recognized for rate-setting and financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the OEB, or if such approval is judged to be probable by management. If management judges that it is no longer probable that the OEB will allow the inclusion of a regulatory asset or liability in future electricity rates, the applicable carrying amount of the regulatory asset or liability will be reflected in results of operations in the period that the judgment is made by management.

21

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Environmental Liabilities

Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of PCB-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically contaminated lands. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.

Employee Future Benefits

Hydro One’s employee future benefits consist of pension and post-retirement and post-employment plans, and include pension, group life insurance, health care, and long-term disability benefits provided to the Company’s current and retired employees. Employee future benefits costs are included in Hydro One’s labour costs that are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets. Changes in assumptions affect the benefit obligation of the employee future benefits and the amounts that will be charged to results of operations or capitalized in future years. The following significant assumptions and estimates are used to determine employee future benefit costs and obligations:

Weighted Average Discount Rate

The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring to the most recently available market interest rates based on “AA”-rated corporate bond yields reflecting the duration of the applicable employee future benefit plan. The discount rate at December 31, 2016 decreased to 3.90% (from 4.00% at December 31, 2015) for pension benefits and decreased to 3.90% (from 4.10% used at December 31, 2015) for the post-retirement and post-employment plans. The decrease in the discount rate has resulted in a corresponding increase in employee future benefits liabilities for the pension, post-retirement and post-employment plans for accounting purposes. The liabilities are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates.

Expected Rate of Return on Plan Assets

The expected rate of return on pension plan assets is based on expectations of long-term rates of return at the beginning of the year and reflects a pension asset mix consistent with the pension plan’s current investment policy.

Rates of return on the respective portfolios are determined with reference to respective published market indices. The expected rate of return on pension plan assets reflects the Company’s long-term expectations. The Company believes that this assumption is reasonable because, with the pension plan’s balanced investment approach, the higher volatility of equity investment returns is intended to be offset by the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a lower return than might be expected by investing in equities alone. In the short term, the pension plan can experience fluctuations in actual rates of return.

Rate of Cost of Living Increase

The rate of cost of living increase is determined by considering differences between long-term Government of Canada nominal bonds and real return bonds, which increased from 1.50% per annum as at December 31, 2015 to approximately 1.80% per annum as at December 31, 2016. Given the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%, management believes that the current rate is reasonable to use as a long-term assumption and as such, has used a 2.0% per annum inflation rate for employee future benefits liability valuation purposes as at December 31, 2016.

Mortality Assumptions

The Company’s employee future benefits liability is also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in the employee future benefits liability. The mortality assumption used at December 31, 2016 is 95% of 2014 Canadian Pensioners Mortality Private Sector table projected generationally using improvement Scale B (compared to 100% of 2014 Canadian Pensioners Mortality Public Sector table projected generationally using improvement Scale B used at December 31, 2015). The mortality table was updated based on a review of the historical mortality experience of the pension plan members.

Rate of Increase in Health Care Cost Trends

The costs of post-retirement and post-employment benefits are determined at the beginning of the year and are based on assumptions for expected claims experience and future health care cost inflation. A 1% increase in the health care cost trends would result in a $22 million increase in 2016 interest cost plus service cost, and a $286 million increase in the benefit liability at December 31, 2016.

22

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Business Combinations

Management’s judgment is required to estimate the purchase price, to identify and to determine fair value of all assets and liabilities acquired. The determination of the fair value of assets and liabilities acquired is based upon management’s estimates and certain assumptions.

Taxes

Hydro One assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent management considers it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is recognized.

Asset Impairment

Within Hydro One’s regulated businesses, the carrying costs of most of the long-lived assets are included in the rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through OEB-approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable. As at December 31, 2016, no asset impairment had been recorded for assets within Hydro One’s businesses.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. Hydro One has concluded that goodwill was not impaired at December 31, 2016. Goodwill represents the cost of acquired distribution and transmission companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been documented and tested for adequacy and effectiveness, and continue to be refined over all business processes.

In compliance with the requirements of National Instrument 52-109, the Company’s Certifying Officers have reviewed and certified the Consolidated Financial Statements for the year ended December 31, 2016, together with other financial information included in the Company’s securities filings. The Certifying Officers have also certified that disclosure controls and procedures (DC&P) have been designed to provide reasonable assurance that material information relating to the Company is made known within the Company. Further, the Certifying Officers have certified that internal controls over financial reporting (ICFR) have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements. Based on the evaluation of the design and operating effectiveness of the Company’s DC&P and ICFR, the Certifying Officers concluded that the Company’s DC&P and ICFR were effective as at December 31, 2016.

NEW ACCOUNTING PRONOUNCEMENTS

The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One.

Recently Adopted Accounting Guidance

ASU	Date issued	Description	Effective date	Impact on Hydro One

2014-16	November 2014	This update clarifies that all relevant terms and features should be considered in evaluating the nature of a host contract for hybrid financial instruments issued in the form of a share. The nature of the host contract depends upon the economic characteristics and risks of the entire hybrid financial instrument.	January 1, 2016	No material impact upon adoption

2015-01	January 2015	Extraordinary items are no longer required to be presented separately in the income statement.	January 1, 2016	No material impact upon adoption

2015-02	February 2015	Guidance on analysis to be performed to determine whether certain types of legal entities should be consolidated.	January 1, 2016	No material impact upon adoption

23

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

2015-03	April 2015	Debt issuance costs are required to be presented on the balance sheet as a direct deduction from the carrying amount of the related debt liability consistent with debt discounts or premiums.	January 1, 2016	Reclassification of deferred debt issuance costs and net unamortized debt premiums as an offset to long-term debt. Applied retrospectively.

2015-05	April 2015	Cloud computing arrangements that have been assessed to contain a software licence should be accounted for as internal-use software.	January 1, 2016	No material impact upon adoption

2015-16	September 2015	Adjustments to provisional amounts that are identified during the measurement period of a business combination in the reporting period in which the adjustment amount is determined are required to be recognized. The amount recorded in current period earnings are required to be presented separately on the face of the income statement or disclosed in the notes by line item.	January 1, 2016	No material impact upon adoption

2015-17	November 2015	All deferred tax assets and liabilities are required to be classified as noncurrent on the balance sheet.	January 1, 2017	This ASU was early adopted as of April 1, 2016 and was applied prospectively. As a result, the current portions of the Company’s deferred income tax assets are reclassified as noncurrent assets on the consolidated Balance Sheet. Prior periods were not retrospectively adjusted.

2016-09	March 2016	Several aspects of the accounting for share-based payment transactions were simplified, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.	January 1, 2017	This ASU was early adopted as of October 1, 2016 and was applied retrospectively. As a result, the Company accounts for forfeitures as they occur. There were no other material impacts upon adoption.
Recently Issued Accounting Guidance Not Yet Adopted
ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One

2014-09 2015-14 2016-08 2016-10 2016-12 2016-20	May 2014 – December 2016	ASU 2014-09 was issued in May 2014 and provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2015-14 deferred the effective date of ASU 2014-09 by one year. Additional ASUs were issued in 2016 that simplify transition and provide clarity on certain aspects of the new standard.	January 1, 2018	Hydro One has completed its initial assessment and has identified relevant revenue streams. No quantitative determination has been made as a detailed assessment is now underway and will continue through to the third quarter of 2017, with the end result being a determination of the financial impact of this standard. The Company is on track for implementation of this standard by the effective date.

2016-01	January 2016	This update requires equity investments to be measured at fair value with changes in fair value recognized in net income, and requires enhanced disclosures and presentation of financial assets and liabilities in the financial statements. This ASU also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment.	January 1, 2018	Under assessment

2016-02	February 2016	Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.	January 1, 2019	An initial assessment is currently underway encompassing a review of all existing leases, which will be followed by a detailed review of relevant contracts. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

2016-05	March 2016	The amendments clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require de-designation of that hedging relationship provided that all other hedge accounting criteria continue to be met.	January 1, 2018	Under assessment

24

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

2016-06	March 2016	Contingent call (put) options that are assessed to accelerate the payment of principal on debt instruments need to meet the criteria of being “clearly and closely related” to their debt hosts.	January 1, 2017	No material impact

2016-07	March 2016	The requirement to retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence has been eliminated.	January 1, 2017	No material impact

2016-11	May 2016	This amendment covers the SEC Staff’s rescinding of certain SEC Staff observer comments that are codified in Topic 605 and Topic 932, effective upon the adoption of Topic 606 and Topic 815, effective to coincide with the effective date of Update 2014-16.	January 1, 2019	No material impact

2016-13	June 2016	The amendment provides users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date.	January 1, 2019	Under assessment

2016-15	August 2016	The amendments provide guidance for eight specific cash flow issues with the objective of reducing the existing diversity in practice.	January 1, 2018	Under assessment

2016-16	October 2016	The amendment eliminates the prohibition of recognizing current and deferred income taxes for an intra-entity asset transfer, other than inventory, until the asset has been sold to an outside party. The amendment will permit income tax consequences of such transfers to be recognized when the transfer occurs.	January 1, 2018	Under assessment

2016-18	November 2016	The amendment requires that restricted cash or restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning and end-of-period balances in the statement of cash flows.	January 1, 2018	Under assessment

2017-01	January 2017	The amendment clarifies the definition of a business and provides additional guidance on evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses.	January 1, 2018	Under assessment

25

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

SUMMARY OF FOURTH QUARTER RESULTS OF OPERATIONS

Three months ended December 31 (millions of dollars, except EPS)	2016	2015	Change
Revenues
Distribution	1,228	1,148	7.0%
Transmission	376	361	4.2%
Other	—	4	(100.0%)

	1,604	1,513	6.0%

Costs
Purchased power	858	786	9.2%
OM&A
Distribution	162	146	11.0%
Transmission	115	127	(9.4%)
Other	6	23	(73.9%)

	283	296	(4.4%)

Depreciation and amortization	201	191	5.2%

	1,342	1,273	5.4%

Income before financing charges and income taxes	262	240	9.2%
Financing charges	101	94	7.4%

Income before income taxes	161	146	10.3%
Income tax expense	28	10	180.0%

Net income	133	136	(2.2%)

Net income attributable to common shareholder of Hydro One	131	132	(0.8%)

Basic and diluted EPS	$921	$1,036	(11.1%)

Capital investments
Distribution	201	198	1.5%
Transmission	274	251	9.2%
Other	—	1	(100.0%)

	475	450	5.6%

Net Income

Net income attributable to common shareholder for the quarter ended December 31, 2016 of $131 million is a decrease of $1 million or 0.8% from the prior year. Excluding the effect of an IPO-related positive tax adjustment of $9 million in the fourth quarter of 2015, net income for the quarter increased by 6.5%.

Revenues

The quarterly increase of $15 million or 4.2% in transmission revenues was primarily due to higher average monthly Ontario 60-minute peak demand as several extremely cold days during the quarter increased peak transmission demand and OEB-approved transmission rate increases.

The quarterly increase of $80 million or 7.0% in distribution revenues was primarily due to higher power costs from generators that are passed on to customers and increased OEB-approved distribution rates for 2016, partially offset by lower energy consumption resulting from milder weather.

OM&A Costs

The quarterly decrease of $12 million or 9.4% in transmission OM&A costs was primarily due to lower project cost and inventory write-downs and lower expenditures related to forestry control and line clearing on the Company’s transmission rights-of-way. The decrease was partially offset by costs for certain network, carrier management, and engeeniring services received from Hydro One Telecom in 2016.

The quarterly increase of $16 million or 11.0% in distribution OM&A costs was primarily due to higher volume of vegetation management activities, partially offset by lower costs related to restoring power services and storm response.

The quarterly decrease of $17 million or 73.9% in other OM&A costs was primarily due to decreased costs resulting from the divestiture of Hydro One Telecom in November 2015, coupled with lower costs relating to the integration of acquired local distribution companies.

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

Depreciation and Amortization

The increase of $10 million or 5.2% in depreciation and amortization costs for the fourth quarter of 2016 was mainly due to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.

Financing Charges

The quarterly increase of $7 million or 7.4% in financing charges was primarily due to an increase in interest expense on long-term debt resulting from the increase in weighted average long-term debt outstanding during the quarter.

Income Tax Expense

Income tax expense for the fourth quarter of 2016 increased by $18 million compared to 2015, and the Company realized an effective tax rate of approximately 17.4% in the fourth quarter of 2016 compared to approximately 6.0% in 2015. The increase in tax expense is primarily due to the following:

•	the effect of an IPO-related positive tax adjustment of $9 million in the fourth quarter of 2015;

•	higher income before taxes in the fourth quarter of 2016; and

•	a decrease in deductible temporary differences such as capitalized pension deducted for tax purposes.

Capital Investments

The increase in transmission capital investments during the fourth quarter was primarily due to:

•	an increased volume of work on insulator replacements;

•	an increased volume of integrated station component replacements to replace deteriorated assets at transmission stations; and

•	higher volume of demand work associated with equipment failures and spare transformer equipment purchases; partially offset by

•	reduced work on the Clarington Transmission Station as the project nears completion.

The increase in distribution capital investments during the fourth quarter was primarily due to:

•	increased investments related to information technology infrastructure and customer programs together with upgrade and enhancement projects, including investments to integrate mobile technology with the Company’s existing work management tools;

•	higher volume of facility upgrades and construction of new operation centres; and

•	higher volumes of work associated with further enabling certain of Hydro One’s assets to be jointly used by the telecommunications and cable television industries, as well as relocation of poles, conductors and other equipment as required by municipal and provincial road authorities; partially offset by

•	higher storm restoration work in the prior year primarily as a result of two significant wind storms during the fourth quarter of 2015.

FORWARD-LOOKING STATEMENTS AND INFORMATION

The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to: statements regarding the Company’s transmission and distribution rates resulting from rate applications; statements regarding the Company’s liquidity and capital resources and operational requirements; statements about the standby credit facilities; expectations regarding the Company’s financing activities; statements regarding the Company’s maturing debt; statements related to credit ratings; statements regarding ongoing and planned projects and/or initiatives, including expected results and completion dates; statements regarding expected future capital and development investments, the timing of these expenditures and the Company’s investment plans; statements regarding contractual obligations and other commercial commitments; statements related to the OEB; statements regarding future pension contributions, the pension plan, and valuations; expectations related to work force demographics; statements about collective agreements; statements related to claims; expectations regarding taxes; statements related to occupational rights; statements about non-GAAP measures; statements related to critical accounting estimates, including expectations regarding employee future benefits, environmental liabilities, and regulatory assets and liabilities; expectations related to the effect of interest rates; statements about the Company’s reputation; statements regarding cyber and data security; statements related to the Company’s relationship with Hydro One Limited and the Province; statements regarding recent accounting-related guidance; expectations related to tax impacts; and statements related to the Company’s acquisitions, including statements about Great Lakes Power and Orillia Power. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2016 and 2015

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•	risks associated with the Province’s share ownership of Hydro One’s parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•	the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and maintaining a complex information technology system infrastructure;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•	the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP; and

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in this MD&A.

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.

Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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